Exhibit 99.1

YY Group Announces Effective Date of Reverse Stock Split

SINGAPORE, March 19, 2026 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), a global leader in on-demand workforce solutions and integrated facilities management (IFM), today announced that its Board of Director has resolved to effect a 50-for-1 reverse stock split of the Company’s Class A ordinary shares. YY Group’s Class A ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split on March 23, 2026, under the existing ticker symbol “YYGH.” The new CUSIP number of the Company’s ordinary shares will be G9888Q111.

When the reverse stock split becomes effective, every Fifty (50) of the Company’s issued and outstanding Class A ordinary shares will be combined into one issued and outstanding Class A ordinary shares, without any change to the no-par value per share. This will reduce the number of outstanding Class A ordinary shares from approximately 207.4 million shares to approximately 4.1 million shares. Immediately following the effective time of the reverse stock split, the Company’s Class A ordinary shares will have the same voting rights and will be identical in all other respects to the Class A ordinary shares prior to the effectiveness of the reverse stock split.

No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise receive a fraction of a Class A ordinary share of the Company will receive one full share.

The reverse stock split is primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its Nasdaq listing.

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market in Hong Kong, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com